

April 9, 2014

Via Email
Mr. James R. Giertz
Executive Vice President
H.B. Fuller Company
1200 Willow Lake Boulevard
St. Paul, Minnesota 55110

      Re: **H. B. Fuller Company**
                Form 10-K for Fiscal Year Ended November 30, 2013
                Filed January 24, 2014
                File No. 1-09225

Dear Mr. Giertz:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances then please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We note on page 25 that you incurred special charges in the amounts of $45.1 million, $52.5 million, $7.5 million in fiscal years 2013, 2012, and 2011, respectively, relating to a business integration project and Forbo integration costs. Further, we note that you expect to incur additional expenses relating to this project totaling $19.9 million. In several disclosures you have demonstrated the ability to quantify the benefits of the project on consolidated and segment operating results, including costs savings from workforce reductions, facility closures, and impact on gross margin and SG&A percentages. However, your existing analysis of segment operating results does not fully inform readers about the magnitude of the special charges incurred by each segment. Consequently, there is a concern that the existing discussion and analysis of segment results may not be balanced given that the estimated costs (special charges) of the project attributable to each segment are not disclosed. Absent such clarifying disclosure, a reader

may reasonably understand from your prior and existing disclosures that the special charges relate almost exclusively to the EIMEA segment, in which case it appears that the sum of your special charges incurred since 2011 nearly offset the aggregate EIMIEA segment operating income (which excludes special charges) you have reported between 2011 and 2014. If that understanding is not accurate then a clarifying disclosure is required in order for readers to reasonably assess the operating results of your segments. Please expand your disclosure in future filings, including Forms 10-Q, to discuss the magnitude of the special charges attributable to each segment for the periods presented. Include in your disclosure the reasons for the planned and unplanned volume losses, as well as the amount of losses incurred, due to negative impacts of the Business Integration Project you experienced in your EIMEA segment. Clarify the disclosure to also explain how you determined that the 50 basis point impact on your raw material costs (page 24) was attributable to project benefits instead of to market commodity price variances. For additional guidance, please see Section 501.12.b.2 of the Financial Reporting Codification.

2. Regarding your critical accounting policy disclosures on pages 50-51, we understand that goodwill and other intangible assets comprise over 50% of your equity and 25% of your total assets, and most of your goodwill and intangible assets have been allocated to the EIMEA segment. Please tell us how you determined your reporting units for goodwill according to the guidance in ASC 350-20-35-33 through 39. To the extent you are aggregating components into one reporting unit, please tell us how this complies with the guidance in ASC 350-20-35-35. In this regard, it is unclear whether there are businesses or components within the EIMEA segment that may be incurring losses or are materially under-performing. Any such known factors that create a material uncertainty over the recoverability of significant intangible assets are subject to the disclosure requirements outlined in Section 501.02 of the Financial Reporting Codification. If such conditions exist, then please also disclose in your Management's Discussion and Analysis the specific business, competitive, market and economic factors that have had, or are expected to have a material impact on your ability to recover the carrying value of the corresponding assets. See also the guidance in Section 216 of the Financial Reporting Codification. Please note these disclosure requirements in future filings where applicable.

3. Tell us how you determined your operating segments according to the guidance in ASC 280-10-50-1 through 9. Please provide us with copies of the reports, and any other information, provided to your CODM during the three years ended November 30, 2013, in order to make resource allocation decisions for, and assess performance of, your operating segments. Interim reports need not be provided if the corresponding annual reports contain the same details.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Senior Staff Accountant, at (202) 551-3744, or Alfred Pavot, Staff Accountant, at (202) 551-3738, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief